Exhibit 99.3

Prepared remarks by Walter W. Buckley, III, Chief Executive Officer of Actua:

Earlier today, we announced our intention to commence a modified “Dutch” tender offer for up to $80 million of Actua common stock at a price per share not less than $12.00 and not greater than $14.00. The tender offer is expected to commence on Monday, November 7, 2016 and would remain open for at least 20 business days. And for more information, please refer to the press release we put out this morning, which is posted in the investor information section of our website.